Morningstar Investment Services LLC

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53593

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morningstar Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 West Washington Street
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
D. Scott Schilling (312) 696-6168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph Street	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Matthew Radgowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morningstar Investment Services LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President and Treasurer

Title

Notary Public

TANYA IGESS
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
September 29, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morningstar Investment Services LLC

Statement of Financial Condition

December 31, 2018

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Morningstar Investment Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Morningstar Investment Services LLC (the Company) as of December 31, 2018 and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2011.

Chicago, Illinois
March 1, 2019

Morningstar Investment Services LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	24,319,506
Fees receivable, less allowance for doubtful accounts of $4,054		12,738,090
Loan to Ultimate Parent		57,800,000
Interest receivable on loan to Ultimate Parent		3,305,126
Total assets	$	98,162,722
Liabilities and Shareholder's Equity		
Accounts payable and accrued expenses	$	2,410,588
Due to Ultimate Parent		843,830
Due to Parent		465,315
Total liabilities		3,719,733
Shareholder's equity:		
Common stock - $0.01 par value; 10,000 shares authorized; 100 shares issued		1
Additional paid-in capital		24,141,450
Retained earnings		70,301,538
Total shareholder's equity		94,442,989
Total liabilities and shareholder's equity	$	98,162,722

See accompanying notes to statement of financial condition.

1. **General**

   a. *Basis of Presentation*

   The accompanying statement of financial condition includes the accounts of Morningstar Investment Services LLC (the Company, we, our). Morningstar, Inc., a publicly traded company, is the ultimate owner of the Company. Morningstar, Inc. and its subsidiaries (collectively, Ultimate Parent) are affiliates of the Company.

   Effective December 31, 2015, the Ultimate Parent merged together two wholly owned, registered investment adviser subsidiaries, Morningstar Associates, LLC and Ibbotson Associates, Inc., and renamed the surviving entity, Morningstar Investment Management LLC ("MIM", Parent). In conjunction with and simultaneous to this merger, the Parent elected to reorganize the structure of the Company, into a limited liability company (i.e., Morningstar Investment Services LLC) and transferred ownership of that limited liability company to MIM (Parent) in the form of a capital contribution.

   b. *Nature of Operations*

   The Company, a Delaware limited liability company effective from January 1, 2016, is a securities broker/dealer and investment adviser registered with the Securities and Exchange Commission (the SEC) and is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investors Protection Corporation (SIPC). The Company provides portfolio-management services for financial advisors and intermediaries. In accordance with the terms of the Company's limited liability company agreement, the Company will continue in perpetuity, unless terminated earlier by decision of the sole member, Parent. Parent currently has no plans to terminate the Company's limited liability company agreement.

2. **Summary of Significant Accounting Policies**

   a. *Management's Use of Estimates*

   The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

   b. *Cash*

   The Company has a cash balance of $24,319,506 as of December 31, 2018. The Company's cash is a financial instrument that is exposed to concentrations of credit risk. The Company invests its cash with a high quality federally insured institution. Cash balances with the institution may be in excess of federally insured limits. The Company has not realized any losses in such accounts and believes it is not exposed to any significant credit risk.

c. *Fees Receivable*

Fees receivable represent advisory fees and shareholder servicing fees due from third parties and are recorded at their net realizable value. We maintain an allowance for doubtful accounts based on our estimate of the probable losses of fees receivable.

As of December 31, 2018, the Company had $12,738,090 of fees receivable. We did not record any impairment losses on receivables during 2018.

d. *Due to Ultimate Parent and Due to Parent*

Due to Ultimate Parent includes amounts due to the Ultimate Parent related to the intercompany agreements. See Note 5, Related-Party Transactions, for additional information concerning amounts due to Ultimate Parent.

Due to Parent includes amounts due to the Parent related to the intercompany agreements. See Note 5, Related-Party Transactions, for additional information concerning amounts due to Parent.

e. *Income Taxes*

The Company has elected to be treated as a disregarded entity for federal and state income tax purposes effective from January 1, 2016. As a disregarded entity, the Company's taxable income is included in the respective income tax returns of the Ultimate Parent. Therefore, effective from January 1, 2016, the liability for payment of federal and state income tax on the Company's earnings is the responsibility of Ultimate Parent, rather than the Company. Accordingly, no liability for U.S. federal and state income taxes will be recorded in the Company's financial statements starting in 2016 and the Tax-Sharing Agreement between the Company and Ultimate Parent is no longer in effect as of January 1, 2016.

f. *Accounting for Sabbatical Leave*

Full-time employees of the Company are eligible for six weeks of paid time off after four years of continuous service. In accordance with ASC 710-10-25, *Compensated Absenses*, the Company records a liability for employees' sabbatical benefits over the period employees earn the right for sabbatical leave. As of December 31, 2018, the Company had accrued $308,233 for sabbatical earned by eligible employees which is included in accounts payable and accrued expenses on the statement of financial condition.

3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6⅔% of aggregate indebtedness, as defined.

At December 31, 2018, the Company had net capital, as defined, of $20,599,773, which was $20,351,791 greater than the required minimum net capital of $247,982. The Company's ratio of aggregate indebtedness to net capital, as defined, was 0.18 to 1.

4. Defined Contribution Plan

Substantially all employees participate in the defined contribution 401(k) plan sponsored by the Ultimate Parent. The plan allows employees to voluntarily contribute pretax dollars up to a maximum amount allowable by the Internal Revenue Service. In 2018, we made matching contributions to our 401(k) program in the United States in an amount equal to 75 cents for every dollar of employee contributions up to a maximum of 7% of employee compensation in each pay period.

5. **Related-Party Transactions**

   a. *Intercompany Agreements*

   The Company has relationships with the Ultimate Parent and the Parent in the form of intercompany agreements whereby the Company engages them to provide certain services and support.

   Intercompany Activity with Ultimate Parent

   Intercompany activities between Company and Ultimate Parent include, but are not limited to, infrastructure, personnel support, insurance, data, databases, investment research, and reports.

   At December 31, 2018, the Company had a payable to the Ultimate Parent in the amount of $843,830 with no intercompany receivable balance.

   Intercompany Activity with Parent

   Intercompany activities between Company and Parent include, but are not limited to, operational and client service support, and the construction and ongoing monitoring of portfolios.

   At December 31, 2018, the Company had a net payable to the Parent in the amount of $465,315, consisting of $108 of intercompany receivable and $465,422 of intercompany payable.

   b. *Intercompany Loans*

   The Company and the Ultimate Parent have an intercompany loan agreement. As of December 2017, the Company funded the Ultimate Parent $57,800,000 in cash and recorded interest receivable on the loan of $3,305,126. The following is a summary of the intercompany loan at December 31, 2018:

Intercompany loan	$ 57,800,000
Interest receivable on intercompany loan	3,305,126
Total	$ 61,105,126

   The interest rate for 2018 was 2.68%. No interest is paid currently for this loan and interest earned during 2018 was $1,348,673. The agreement automatically renews for an additional one year term on December 31 of each year, unless either party provides written notice of non-renewal at least 60 days prior to the expiry of the then-current term. The interest rate for this loan is agreed by both parties on an annual basis. The Ultimate Parent may terminate this agreement at any time without penalty by repaying the principal balance, together with all accrued interest accrued.

6. **Recently Issued Accounting Pronouncements**

   Cloud Computing: On August 29, 2018, the FASB issued ASU No. 2018-15, Customer's Accounting for Fees Paid in a Cloud Computing Arrangement, which helps entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement (CCA) by providing guidance for determining when an arrangement includes a software license and when an arrangement is solely a hosted CCA service. Under ASU No. 2018-15, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license. The new guidance also prescribes the balance sheet, income statement, and cash flow classification of the capitalized implementation costs and related amortization expense, and requires additional quantitative and qualitative disclosures. The new standard is effective for us on January 1, 2020. Early adoption is permitted, including adoption in any interim period for which financial statements have not been issued. Entities can choose to adopt the new guidance prospectively to eligible costs incurred on or after the date this guidance is first applied or retrospectively.

We are evaluating the effect that ASU No. 2018-15 will have on our consolidated financial statements and related disclosures.

7. Contingencies

Previously threatened litigation was settled during 2018. The terms of the settlement are confidential.

We are involved from time to time in legal proceedings and litigation that arise in the normal course of our business. While it is difficult to predict the outcome of any particular proceeding, we do not believe the result of any of these matters will have a material adverse effect on our business, operating results, or financial position.

8. Subsequent Events

The Company evaluated its December 31, 2018 financial statements for subsequent events through March 1, 2019, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.